SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of October, 2002

                   China Petroleum & Chemical Corporation
                           A6, Huixindong Street,
                     Chaoyang District Beijing, 100029
                         People's Republic of China
                           Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F _____
                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes ____                   No    X
                                      ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A




This Form 6-K consists of :
          A third quarterly report for 2002 in English of China Petroleum & Chemical Corporation (the "Registrant").





                                 SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      China Petroleum & Chemical Corporation

                                      By: /s/ Zhang Honglin
                                         -----------------------------------
                                         Name:Zhang Honglin
                                         Title:Company Secretary